United States securities and exchange commission logo





                          April 29, 2021

       Daniel J. Santaniello
       Chief Executive Officer
       Fidelity D & D Bancorp, Inc.
       Blakely & Drinker Streets
       Dunmore, PA 18512

                                                        Re: Fidelity D & D
Bancorp Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 23,
2021
                                                            File No. 333-255479

       Dear Mr. Santaniello:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Erik Gerhard, Esq.